15027946

15027947

SECURITIE[S AND EXCHANGE COMMISSION]
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 01 2015
REGISTRATIONS BRANCH
17

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W. 110th ST., Suite #650
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Doherty (913)912-5232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

700 West 47th ST Suite 1100 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2015 and 2014

	September 30, 2015		September 30, 2014	
Assets				
Cash and cash equivalents	$	1,050,727	$	1,529,451
Investment securities		1,553,773		1,234,469
Receivables:				
Commissions		26,616		12,045
Advisory fees		22,983		12,683
Accrued interest		5,140		1,455
Other		3,780		-
Total receivables		58,519		26,183
Other assets		72,897		30,399
Total Assets	$	2,735,916	$	2,820,502
Liabilities and Equity				
Liabilities				
Commissions payable	$	140,146	$	141,927
Deferred revenue		-		6,000
Accounts payable		6,957		11,433
Accrued expenses		193,171		239,461
Total Liabilities		340,274		398,821
Members' Equity				
Members' shares		900,000		900,000
Retained earnings		1,495,642		1,521,681
Total Members' Equity		2,395,642		2,421,681
Total Liabilities and Members' Equity	$	2,735,916	$	2,820,502

See accompanying notes to financial statements.

CU Investment Solutions LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended September 30, 2015

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

700 West 47th Street, Suite 1100 ■ Kansas City, MO 64112
Main: 816.945.5600 ■ Fax: 816.897.1280 ■ www.mhmcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Managers

CU Investment Solutions LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by CU Investment Solutions LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the NYSE Arca exchange (together, the Specified Parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including wire transfers and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the SIPC Assessment Detail worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the SIPC Assessment Detail worksheet, supporting the adjustments, noting no differences; and

5. We noted on Form SIPC-7 that no prior year overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 25, 2015

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

700 West 47th Street, Suite 1100 ■ Kansas City, MO 64112
Main: 816.945.5600 ■ Fax: 816.897.1280 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers

CU INVESTMENT SOLUTIONS, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) CU Investment Solutions, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CU Investment Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that CU Investment Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CU Investment Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CU Investment Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
November 25, 2015

CU Investment Solutions LLC™

8500 W. 110th Street
Suite 650
Overland Park, KS 66210
Fax: 913.220.2822

November 25, 2015

RE: Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5

Users of CU Investment Solutions LLC Audited Financial Statements:

CU Investment Solutions LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

CU Investment Solutions LLC

Michael T. Doherty, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael T. Doherty
President and Chief Executive Officer
November 25, 2015

Rochelle Deardorff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rochelle Deardorff
Controller
November 25, 2015